LAW DEPARTMENT

Shirley A. Baum
Associate General Counsel
Direct Line: (602) 250-3706

February 20, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:    Pinnacle West Capital Corporation Annual Report on Form 10-K
for the Fiscal Year Ended December 31, 2014
File No. 1-8962 and 1-4473

Ladies and Gentlemen:

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, as amended, enclosed please find a complete copy of the Pinnacle West Capital Corporation and the Arizona Public Service Company Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2014, including financial statements and exhibits, filed as a part thereof. In 2014, we prospectively adopted guidance that requires we present unrecognized tax benefits as a reduction to any available deferred income tax asset for a net operating loss, a similar tax loss, or a tax credit carryforward. As a result, unrecognized tax benefits have been recorded as a reduction to net current deferred income tax assets on Pinnacle West Capital Corporation’s Consolidated Balance Sheet as of December 31, 2014. The adoption of this guidance did not impact Arizona Public Service Company’s consolidated financial statements. Otherwise there were no material changes in accounting principles or practices that impacted Pinnacle West Capital Corporation’s and Arizona Public Service Company’s consolidated financial statements.

If you have any questions with respect to the enclosed Form 10-K, please contact me at (602) 250-3706.

Sincerely,

/s/ Shirley A. Baum

Shirley A. Baum
SAB:bjd
Enclosure

Pinnacle West Capital Corporation Law Department, 400 North Fifth Street, Station 8695, Post Office Box 53999 Phoenix, AZ 85072-3999
Phone: 602 250-3630, Fax: (602) 250-3393, E-mail: shirley.baum@pinnaclewest.com